Building wealth through developing and operating major copper & gold mines

DATE CHANGE:
TASEKO QUARTERLY CONFERENCE CALL NOW ON
THURSDAY, NOVEMBER 11, 2010

November 10, 2010, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) will release its third quarter 2010 results today, November 10, 2010, after market close. The telephone conference call, originally scheduled for Friday, will now be Thursday, November 11 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific). The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until November 18, 2010 and can be accessed by dialing (800) 642-1687 in Canada and the United States, or (706) 645-9291 internationally and using the passcode 15627511.

For further information, contact Brian Bergot, Investor Relations – 778-373-4545, toll free (877) 441-4533.

Russell Hallbauer
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 800-667-2114
www.tasekomines.com